UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): November 8, 2004



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

345-B Nowlin Lane, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7010

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

On November 8, 2004, The Dixie Group, Inc. ("Dixie"), completed its acquisition of the partnership interest in Chroma Systems Partnership ("Chroma"), held by Monterey Color Systems, Inc. ("MCSI"), a wholly-owned subsidiary of Monterey Carpets, Inc. ("Monterey") for a nominal cash consideration. The transaction was structured as a purchase by Chroma of the general partnership interest held by MCSI. Chroma Technologies, Inc. ("CTI"), Dixie's wholly-owned subsidiary, joined in the agreement, and Dixie executed the agreement as guarantor of the obligations of its subsidiary. Collins & Aikman, Inc. ("C&A") executed the agreement as guarantor of the obligations of its subsidiary, Monterey. In addition, the parties entered into an agreement to facilitate the orderly transition of the dyeing and finishing services performed by Chroma for Monterey to other facilities owned by C&A. As a consequence of the transaction, Dixie now effectively owns 100% of the partnership. Prior to the transaction, Chroma performed dyeing and finishing services principally for Dixie and Monterey, and was owned jointly by them, through wholly-owned subsidiaries.

On November 10, 2004, Dixie, each of the subsidiaries of Dixie as guarantors, and Fleet Capital Corporation, as Agent and sole Lender, entered into that certain First Amendment to Amended and Restated Loan and Security Agreement (the "First Amendment"). The agreement amends that certain Amended and Restated Loan and Security Agreement, dated April 14, 2004, pursuant to which Lenders agreed to make certain loans and other extensions of credit to Dixie from time to time. Among other things, the First Amendment modifies certain financial covenants, increases the amount of the Revolver Commitments by $5.0 million to $45.0 million and provides for a new $10.0 million capital expenditure loan facility. Dixie entered into the First Amendment to enhance its financial flexibility and support the high rate of growth its businesses are experiencing.

Item 9.01.   **Financial Statements and Exhibits.**

    (c)   Exhibits

       (4.1)   First Amendment to Amended and Restated Loan and Security Agreement, dated November 10, 2004, by and among The Dixie Group, Inc., each of its subsidiaries as guarantors, and Fleet Capital Corporation.

       (4.2)   Consent to Acquisition of Partnership Interest by Chroma Systems partners, dated October 29, 2004, by Fleet Capital Corporation.

       (10.1)   Chroma Transition Agreement, dated November 8, 2004, by and among The Dixie Group, Inc., Chroma Technologies, Inc., Chroma Systems Partners, Collins & Aikman Floorcoverings, Inc., Monterey Carpets, Inc., and Monterey Color Systems, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2004   **THE DIXIE GROUP, INC.**

                                                    By: /s/ Gary A. Harmon
                                                    Gary A. Harmon
                                                    Chief Financial Officer